UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”) dated May 29, 2014: Star Bulk Carriers Corp. Reports Financial Results for the First Quarter Ended March 31, 2014.

This report on Form 6-K, except for the sections entitled “Spyros Capralos, President and CEO of Star Bulk, commented” and “Simos Spyrou, Chief Financial Officer of Star Bulk, commented”, is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-180674) and Form F-3 (File No. 333-191135) that were each filed with the U.S. Securities and Exchange Commission and each with an effective date of July 17, 2012 and November 12, 2013, respectively.

.

Exhibit 1

STAR BULK CARRIERS CORP. REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER ENDED MARCH 31, 2014

ATHENS, GREECE, May 29, 2014 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the first quarter ended March 31, 2014.

Financial Highlights

(Expressed in thousands of U.S. dollars, except for daily rates and per share data)	3 months ended March 31, 2014	3 months ended March 31, 2013
Total Revenues	**$20,179**	**$18,439**
EBITDA [(1)]	**$5,175**	**$7,122**
Adjusted EBITDA [(1)]	$7,796	$8,734
Net (loss) / income	**($878)**	**$1,158**
Adjusted Net income	**$1,743**	**$2,770**
(Loss) / earnings per share basic and diluted	($0.03)	$0.21
Adjusted earnings per share basic and diluted	$0.06	$0.51
Average Number of Vessels	15.8	14.0
Time Charter Equivalent Rate (TCE)	$14,343	$14,316
Average daily OPEX per vessel	$5,629	$5,531
Average daily Net Cash G&A expenses per vessel [(2)]	$1,473	$1,500

(1) See the table at the back of this release for a reconciliation of EBITDA and Adjusted EBITDA to Net Cash Provided by Operating Activities, which is the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

(2)  Average daily Net Cash G&A expenses per vessel is calculated by deducting Management fee Income from General and administrative expenses (net of stock based compensation expense) and then dividing with ownership days.

Spyros Capralos, President and CEO of Star Bulk, commented: “Despite the seasonally weak market in the first quarter of 2014, Star Bulk has reported an Adjusted Net Income of $1.7 million, while it continued the implementation of its fleet expansion and operational optimization strategy. Within the first quarter of 2014, we have taken delivery of 2 modern Post Panamax vessels Star Vega and Star Sirius, chartered out for the next 2.5 years at above market rates, bringing our owned fleet to 17 vessels currently in the water and 28 on a fully deployed basis.

We have also enhanced our internal commercial management capabilities through the acquisition of a strategic minority stake in Interchart Shipping. The substantial renewal and expansion of our fleet, along with the continuous streamlining of our technical and commercial operations, will allow us to capture the maximum benefits from the shaping dry bulk market recovery.

We view the current freight market softness as short-lived as it is mostly due to the temporary lack of Brazilian iron ore exports and nickel ore, bauxite and grain trade disruptions. On the other hand, the supply and demand fundamentals of dry bulk shipping remain solid in our opinion. Chinese iron imports continue their stellar growth pattern, as larger volumes of high quality and low cost iron ore are becoming available for exports both in Pacific and in the Atlantic market.

Finally, we are still of the opinion that the supply demand balance for the dry bulk sector over the next two years looks favourable.”

Simos Spyrou, Chief Financial Officer of Star Bulk, commented: “In the first quarter of 2014, we generated $1.7 million of adjusted net income, or $0.06 per basic and diluted share, while our total Adjusted Revenues net of Voyage Expenses, increased by 8%, as our 2 newly acquired Post Panamax vessels were delivered to us during this quarter.

On the costs’ side, our operating expenses were negatively impacted by an amount of $0.4 million related to pre-delivery expenses for the 4 vessels we have taken delivery of during the fourth quarter of 2013 and the first quarter of 2014. If this amount was excluded, our average daily operating expenses per vessel for the quarter amounted to $5,342 versus $5,531 during the first quarter of 2013, that is a 3% year-over-year decrease. Furthermore, even though the average number of our employees has increased by 35% year-over-year, our average daily cash general and administrative expenses per vessel, net of management fee income, have been reduced to $1,473 versus $1,500 during the first quarter of 2013.

On the financing side, during the first quarter of 2014, we have drawn down a total of $74.0 million of new debt related to the loan facilities for the acquisition of Star Challenger, Star Fighter, Star Sirius and Star Vega. Furthermore, we have been active in managing our floating interest rate exposure by entering into a swap agreement with HSH Nordbank in order to hedge forward for four years, at competitive terms, 50% of the outstanding balance of the new $35.0 million loan facility, starting from September 30, 2014. Coupled with a similar agreement we have under the Credit Agricole facility, this will mitigate the effect of any sharp adverse movements in interest rates in the future, in light of the anticipated tightening of U.S. monetary policy in 2015.

Today, our total cash amounts to $57.8 million, while our current debt is $255.1 million, implying a net debt position of $197.3 million. During 2014, up to now, we have paid a total of $9.2 million for scheduled principal debt repayments, while we have a total of $13.2 million remaining for the rest of the year.

Regarding our capital expenditures, we have paid $79.8 million in the form of advances for our 11 newbuilding vessels, while we do not have any CAPEX requirements for the remaining of 2014 and thus retain great flexibility in managing our cash flows and overall liquidity. Assuming 60% debt financing upon the delivery of our newbuilding vessels, our remaining equity CAPEX stands at $77.2 and $15.7 million for 2015 and 2016 respectively.”

Owned Fleet Profile (As of May 29, 2014)

Vessel Name	Type	DWT	Year Built
Star Aurora	Capesize	171,199	2000
Star Big	Capesize	168,404	1996
Star Borealis	Capesize	179,678	2011
Star Mega	Capesize	170,631	1994
Star Polaris	Capesize	179,600	2011
Star Sirius	Post panamax	98,681	2011
Star Vega	Post panamax	98,681	2011
Star Challenger	Ultramax	61,462	2012
Star Fighter	Ultramax	61,455	2013
Star Cosmo	Supramax	52,247	2005
Star Delta	Supramax	52,434	2000
Star Epsilon	Supramax	52,402	2001
Star Gamma	Supramax	53,098	2002
Star Kappa	Supramax	52,055	2001
Star Omicron	Supramax	53,489	2005
Star Theta	Supramax	52,425	2003
Star Zeta	Supramax	52,994	2003
Total	**17**	**1,610,935**	

Newbuildings

Vessel Name	Type	DWT	Expected Delivery Date
Hull 1372	Newcastlemax	208,000	November 2015
Hull 1342	Newcastlemax	208,000	January 2016
Hull 1371	Newcastlemax	208,000	February 2016
Hull NE 198	Newcastlemax	209,000	March 2016
Hull 1343	Newcastlemax	208,000	April 2016
Hull 1338	Capesize	180,000	October 2015
Hull 1339	Capesize	180,000	January 2016
Hull 5040	Ultramax	60,000	June 2015
Hull 5043	Ultramax	60,000	September 2015
Hull NE 196	Ultramax	61,000	October 2015
Hull NE 197	Ultramax	61,000	November 2015
Total	**11**	**1,643,000**	
Total Owned Vessels	**28**	**3,253,935**

Third Party Vessels Under Management (As of May 29, 2014)

Drybulk Vessels

Vessel Name	Type	DWT	Year Built
Big Bang	Capesize	174,109	2007
Big Fish	Capesize	177,662	2004
Kymopolia	Capesize	176,990	2006
Obelix	Capesize	181,433	2011
Pantagruel	Capesize	180,181	2004
Amami	Post panamax	98,681	2011
Madredeus	Post panamax	98,681	2011
Mercurial Virgo	Kamsarmax	81,545	2011
Pendulum	Kamsarmax	82,619	2006
Marto	Panamax	74,470	2001
Renascentia	Panamax	74,732	1999
Maiden Voyage	Supramax	58,722	2012
Serenity I	Supramax	53,688	2006
Strange Attractor	Supramax	55,742	2006
Total	**14**	**1,569,255**

Recent Developments

•

On April 1, 2014 we issued 22,598 shares of our common stock pursuant to our agreement on February 25, 2014 to acquire 33% of the total outstanding common stock of Interchart Shipping Inc, (“Interchart”), a Liberian company that acts as a chartering broker to our fleet. As of the date of this press release, the number of outstanding common shares of Star Bulk is 29,082,269.

•

On April 28, 2014, we entered into two interest rate swap agreements to fix forward 50% of our floating interest rate liabilities regarding the $35.0 million bilateral term loan facility with HSH Nordbank AG for the vessels Star Challenger and Star Fighter, starting from September 30, 2014. Under the terms of the swap agreements we will be paying on a quarterly basis a fixed rate of 1.765% per annum, while we will be receiving a variable amount equal to the 3 months U.S. LIBOR rate, both based upon the notional amount of the swaps outstanding at each settlement date.

First Quarter 2014 and 2013 Results (*)

For the first quarter of 2014, total voyage revenues amounted to $19.4 million compared to $18.2 million for the first quarter of 2013. This 6% increase is mainly attributed to the higher average number of vessels from 14 vessels in the first quarter of 2013 to 15.8 vessels in the first quarter of 2014. Management fee income during the first quarter of 2014 increased to $0.8 million compared to $0.2 million during the first quarter of 2013, due to the increase in the average number of third party vessels under management to 11.8 vessels in the first quarter of 2014 from 3.1 vessels in the first quarter of 2013.

For the first quarter of 2014, operating income amounted to $0.6 million compared to operating income of $3.0 million for the first quarter of 2013. Net loss for the first quarter of 2014, amounted to $0.9 million or $0.03 loss per basic and diluted share, calculated on 28,849,559 shares, which was the weighted average number of basic and diluted shares. Net income for the first quarter of 2013 amounted to $1.2 million, or $0.21 earnings per basic and diluted share, based on 5,406,306 and 5,406,373 weighted average number of shares, respectively.

Net loss for the first quarter of 2014 includes the following non-cash items:

•

Amortization of fair value of above market acquired time charters of $1.6 million, or $0.05 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, namely Star Big and Star Mega, and which are amortized over their remaining period as a decrease to voyage revenues.

•

Expenses of $0.9 million, or $0.03 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the shares issued to directors and employees.

•

Unrealized loss of $0.2 million, or $0.01 per basic and diluted share, in connection with the mark to market valuation of the Company’s derivatives.

Excluding these non-cash items, net income for the first quarter of 2014 would amount to $1.7 million, or $0.06 earnings per basic and diluted share.

Net income for the first quarter of 2013 includes the following non-cash items:

•

Amortization of fair value of above market acquired time charters of $1.6 million, or $0.29 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, namely Star Big and Star Mega, which time charters are amortized over the remaining period of the time charter as a decrease to voyage revenues.

•

Expenses of $0.05 million, or $0.01 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the shares issued to directors and employees.

Excluding these non-cash items, net income for the first quarter of 2013 would amount to $2.8 million, or $0.51 earnings per basic and diluted share, based on 5,406,306 and 5,406,373 weighted average number of shares, basic and diluted, respectively.

Adjusted EBITDA for the first quarter of 2014 and 2013, excluding the above items, was $7.8 million and $8.7 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

We owned and operated an average of 15.8 and 14.0 vessels during the first quarter of 2014 and 2013 respectively, which earned an average Time Charter Equivalent, or TCE, rate of $14,343 per day and $14,316 per day respectively. We refer you to the information under the heading "Summary of Selected Data” below in this earnings release for information regarding our calculation of TCE rates.

For the first quarter of 2014, voyage expenses amounted to $2.4 million compared to $2.6 million for the first quarter of 2013.

For the first quarter of 2014 and 2013, vessel operating expenses totalled $8.0 million and $7.0 million respectively. The increase in operating expenses is mainly due to higher average number of vessels from 14 vessels in the first quarter of 2013 to 15.8 vessels in the first quarter of 2014. In addition, the vessel operating expenses of the first quarter of 2014 include an amount of $0.4 million related to one time, pre-delivery and pre-joining expenses incurred in connection with the delivery of the Star Challenger, Star Fighter, Star Sirius and Star Vega. Excluding this amount, vessel operating expenses for the first quarter of 2014 would amount to $7.6 million. Excluding this amount, our average daily operating expenses per vessel for the first quarter of 2014 were $5,342 versus $5,531 during the first quarter of 2013, representing a 3% reduction.

Dry-docking expenses for the first quarter of 2014 and 2013 amounted to $0.7 million and $0.3 million respectively. During the first quarter of 2014, one of our Supramax vessels, Star Epsilon, underwent its periodic dry-docking survey, in mid-March 2014. The amount of $0.5 million included in the first quarter of 2014, refers to the allocated portion of dry-docking cost for this vessel, which is estimated to reach approximately $1.0 million in total. During the first quarter of 2013, none of our vessels underwent dry-docking survey.

Depreciation expense increased to $4.7 million for the first quarter of 2014, compared to $4.2 million for the first quarter of 2013. The increase was due to higher average number of vessels, from 14.0 vessels in the first quarter of 2013, to 15.8 vessels in the first quarter of 2014.

General and administrative expenses, during the first quarter of 2014 increased to $3.8 million, compared to $2.1 million during the first quarter of 2013. This increase was due to higher stock based compensation expense by $0.9 million in the first quarter of 2014 compared to the same period in 2013. In addition, the average number of employees increased by 35% during the first quarter of 2014 compared to the same period in 2013, due to the increase in the average number of third party vessels under management from 3.1 vessels in the first quarter of 2013 to 11.8 vessels in the first quarter of 2014 and due to the increase in the average number of owned vessels from 14.0 vessels in the first quarter of 2013 to 15.8 vessels in the first quarter of 2014. This translates into $1,473 average daily net cash G&A expenses per vessel in the first quarter of 2014, versus $1,500 average daily net cash G&A expenses per vessel in the first quarter of 2013.

Other operational gain amounting to $0.2 million during the first quarter of 2014 represents a gain derived from a hull and machinery claim. Other operational gain amounted to $0.9 million during the first quarter of 2013 and mainly consisted of non-recurring revenue of $0.5 million, which represented the payment of installments due to us under settlement agreements for two commercial claims and a gain of $0.4 million regarding a hull and machinery claim.

For the first quarter of 2014, other operational loss amounted to $0.1 million. In September 2010, we signed an agreement to sell a 45% interest in the future proceeds related to the settlement of certain commercial claims. As a result, in connection to the settlement amount of $0.5 million described in other operational gain above, during the first quarter of 2013, we incurred an expense of $0.2 million, which is included under other operational loss.

In June 2013, we entered into an interest rate swap agreements to fix forward our floating interest rate liabilities for the $70.0 million bilateral term loan facility with Credit Agricole CIB, for the vessels Star Polaris and Star Borealis. The non-cash loss from the mark to market valuation of this swap agreement for the first quarter of 2014 amounted to $0.2 million and is included under loss on derivative financial instruments. During the first quarter of 2013 we had not entered into any derivative agreement and therefore no loss on derivative financial instruments was recorded.

For the first quarter of 2014, interest and finance costs decreased by $0.5 million to $1.4 million, compared to $1.9 million for the first quarter of 2013. The decrease is mainly attributable to interest capitalized from general debt during the first quarter of 2014, amounting to $0.6 million, in relation with advances paid for our eleven newbuildings.

(*)

Amounts relating to variations in period – on – period comparisons shown in this section are derived from the actual numbers in our books and records

Liquidity and Capital Resources

Cash Flows

Net cash provided by operating activities for the first quarter of 2014 and 2013, was $1.5 million and $9.0 million, respectively. TCE rate for the first quarter of 2014 and 2013 was $14,343 and $14,316, respectively. Although the TCE rate remained almost at the same level, the decrease in net cash provided by operating activities for the first quarter of 2014 of $7.5 million was a result of the following a) recorded net loss amounting to $0.9 million for the first quarter of 2014 compared to net income of $1.2 million for the first quarter of 2013 and b) negative movement in working capital of $5.0 million during the first quarter of 2014 compared to positive movement of $2.3 million during the first quarter of 2013, offset by the increase of $1.7 million in total revenues during the first quarter of 2014. Both voyage revenues and management fee income increased, due to higher average number of owned vessels and higher average number of third party vessels under our management, respectively, in first quarter of 2014 compared to first quarter of 2013.

Net cash used in investing activities for the first quarter of 2014 was $76.7 million. Net cash provided by investing activities for the first quarter 2013 was $9.1 million. For the first quarter of 2014, net cash used in investing activities consisted of $73.0 million paid for advances for our eleven newbuilding vessels, acquisitions of second hand vessels and other fixed assets and a net increase of $4.1 million in restricted cash, , offset by insurance proceeds amounting to $0.3 million. For the first quarter of 2013, net cash provided by investing activities consisted of $1.8 million representing the 20% advance received based on the agreement signed in March 2013 to sell the vessel Star Sigma, which was delivered to its purchaser on April 10, 2013, a decrease of $6.5 million in restricted cash and insurance proceeds amounting to $1.2 offset by additions to vessels cost and other fixed assets amounting to $0.4 million.

Net cash provided by financing activities for the first quarter of 2014 was $68.6 million. Net cash used in financing activities for the first quarter of 2013 was $12.7 million. For the first quarter of 2014, net cash provided by financing activities consisted of loan proceeds amounting to $74.0 million, financing fees paid amounting to $0.9 million and loan installment payments amounting to $4.5 million. For the first quarter of 2013, net cash used in financing activities represents loan installment payments.

Summary of Selected Data

(1)     Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum  of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)    As of the last day of the periods reported.

(3)

Average age of operational fleet is calculated as at March 31, 2014 and 2013, respectively.

(4)

Ownership days are the total calendar days each vessel in the fleet was owned by the Company for the relevant period.

(5)

Available days for the fleet are the ownership days after subtracting for off-hire days with major repairs, dry-docking or special or intermediate surveys.

(6)

Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(7)

Fleet utilization is calculated by dividing voyage days by available days for the relevant period.

(8)

Represents the weighted average daily TCE rates, of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We included TCE revenues, a non- GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance.

(9)

Average daily OPEX per vessel is calculated by dividing Vessel operating expenses by ownership days.

(10)

Average daily Net Cash G&A expenses per vessel is calculated by deducting Management Fee Income from General and administrative expenses (net of stock based compensation expense) and then dividing with ownership days.

Unaudited Consolidated Condensed Statement of Operations

Unaudited Consolidated Condensed Balance Sheets

*As of March 31, 2014, we had $53,504 thousand in cash which included $37,686 thousand free cash and $15,818 thousand restricted cash. Restricted cash consisted of $7,318 thousand deposited in pledged accounts and $8,500 thousand free minimum liquidity required by our loan agreements.

Unaudited Cash Flow Data

EBITDA and adjusted EBITDA Reconciliation

We consider EBITDA to represent net income before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our liquidity position, it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

We excluded amortization of the fair value of above market acquired time charters associated with time charters attached to vessels acquired, non-cash loss related to sale of vessel, change in fair value of derivatives and stock-based compensation expense recognized during the period, to derive adjusted EBITDA. We excluded the above non-cash items to derive adjusted EBITDA, because we believe that these non-cash items do not reflect the operational cash inflows and outflows of our fleet.

The following table reconciles net cash provided by operating activities to EBITDA and adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	3 months ended March 31, 2014	3 months ended March 31, 2013
Net cash provided by operating activities	1,502	8,977
Net decrease / (increase) in current assets	6,237	(5,142)
Net (decrease) / increase in operating liabilities, excluding current portion of long term debt	(1,283)	2,845
Amortization of fair value of above market acquired time charter agreements	(1,566)	(1,566)
Other non-cash charges	(75)	(8)
Amortization of deferred finance charges	(128)	(146)
Stock – based compensation	(897)	(46)
Change in fair value of derivatives	(158)	-
Total other expenses, net	1,374	1,811
Gain from Hull & Machinery claim	169	397
EBITDA	**5,175**	**7,122**
Plus:		
Amortization of fair value of above market acquired time charter agreements	1,566	1,566
Stock-based compensation	897	46
Change in fair value of derivatives	158	-
Adjusted EBITDA	**7,796**	**8,734**

Conference Call details:

Our management team will host a conference call to discuss our financial results today, May 29th at 11 a.m., Eastern Time (ET).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Star Bulk."

A replay of the conference call will be available until June 5, 2014. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 3128607#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Select Market under the symbol "SBLK". Star Bulk has an operating fleet of seventeen dry bulk carriers, consisting of five Capesize, two Post Panamax, two Ultramax and eight Supramax dry bulk vessels with a combined cargo carrying capacity of 1,610,935 deadweight tons and an average age of approximately 9.0 years. In addition, Star Bulk provides vessel management services to fourteen third party dry bulk vessels, including five Capesize, two Post Panamax, two Kamsarmax, two Panamax and three Supramax vessels with a combined cargo carrying capacity of 1,569,255 deadweight tons. We have also entered into agreements for the construction of eleven fuel efficient dry bulk vessels, consisting of five Newcastlemax vessels, two Capesize vessels and four Ultramax vessels, with a combined cargo carrying capacity of 1,643,000 deadweight tons. All of the newbuilding vessels are expected to be delivered during 2015 and early 2016.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:

Simos Spyrou

CFO

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: May 29, 2014	By:	/s/ SPYROS CAPRALOS
	Name:	Spyros Capralos
	Title:	Chief Executive Officer and President